Northstar Technologies Group, Inc.



Annual Report

2022

Annual Report 2022

Throughout this document, mentions of Northstar Technologies Group, Inc. refer to Northstar Technologies Group, Inc., a corporation formed on 05/18/2020 in Florida (the "Company"). The Company s physical address is 9211 Cockleshell Ct., Ste 14, Bonita Springs, FL 34135.

You may contact the Company by emailing sfoster@northstartgi.com. This annual report is posted on the Company s website, www.northstartgi.com. The Company may provide additional, occasional updates to investors via Netcapital.com.

Each investor should consult his or her own financial adviser, counsel, and accountant as to legal, tax, and related matters concerning his or her investment. The information in this Form is not meant to constitute such advice.

These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the merits of the offering, nor does it pass upon the accuracy or completeness of any offering, document or literature.

These securities were offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

The information contained herein may include forward-looking statements. These statements relate to future events or to future financial performance, and involve known and unknown risks, uncertainties, and other factors, that may cause actual results to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond the company s control and which could, and likely will, materially affect actual results, levels of activity, performance, or achievements. Any forward-looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to operations, results of operations, growth strategy, and liquidity. No obligation exists to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

Questions and Answers

1. What is the legal status (including its form of organization, jurisdiction in which it is organized and date of organization), physical address and website of the Company? (§ 227.201(a))

Northstar Technologies Group, Inc. ("Northstar Technologies Group, Inc." or "Company") is a corporation formed on 05/18/2020 in Florida (the "Company"). The Company s physical address is 9211 Cockleshell Ct., Ste 14, Bonita Springs, FL 34135. The Company s web site may be accessed at www.northstartgi.com.

2. What are the names of the directors and officers (and any persons occupying a similar status or performing a similar function) of the Company, all positions and offices with the Company held by such persons, the period of time in which such persons served in the position or office and their business experience during the past three years, including: each person s principal occupation and employment, including whether any officer is employed by another employer; and the name and principal business of any corporation or other organization in which such occupation and employment took place? For purposes of this question, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person routinely performing similar functions. (§ 227.201(b))

Dwaine Parker

Board positions with Northstar Technologies Group, Inc.

Dates	Position	Principal Occupation
2020 - Present	Director	Board Member

Positions with Northstar Technologies Group, Inc.

Dates	Position	Responsibilities
2020 - Present	Chief Risk Officer	Responsible for patents, legal, and contracts.

Dates	Organization	Title, Principal Business, and Responsibilities
2014 – Present	XiDrone Systems Inc.	President & Founder - Developed 10 US patents, 1 EU patent Counter Drone Technology
2007 – Present	Southwest Florida Helicopters	President & Founder - Contract Helicopter Pilot Services

Scott Foster

Board positions with Northstar Technologies Group, Inc.

Dates	Position	Principal Occupation
2020 - Present	Director	Board Member

Positions with Northstar Technologies Group, Inc.

Dates	Position	Responsibilities
2020 - Present	CFO	Responsible for minutes of all meetings and actions of directors and stockholders. Responsible for the financial and operations of the business.

Business Experience

Dates	Organization	Title, Principal Business, and Responsibilities
2015 - Present	aXion Applied Technology	CEO/CFO

Paul Inglese

Board positions with Northstar Technologies Group, Inc.

Dates	Position	Principal Occupation

2020 - Present	Director	Board Member

Positions with Northstar Technologies Group, Inc.

Dates	Position	Responsibilities
2020 - Present	CEO	Responsible for overall direction, strategy, vision, marketing, design and engineering of the business and its products.

Kilton Agolli

Board positions with Northstar Technologies Group, Inc.

Dates	Position	Principal Occupation
05/2020 - Present	Director	Board Member

Positions with Northstar Technologies Group, Inc.

Dates	Position	Responsibilities
05/2020 - Present	Board Director	Board Director - Founder & Business Consultant

James O'Neill

Board positions with Northstar Technologies Group, Inc.

Dates	Position	Principal Occupation
05/2020 - Present	Director	Board Member

Positions with Northstar Technologies Group, Inc.

Dates	Position	Responsibilities

05/2020 - Present	Board Director	Board Director - Business Consultant

Kyle McLaughlin

Board positions with Northstar Technologies Group, Inc.

Dates	Position	Principal Occupation
2022 - Present	Director	Board Member

Positions with Northstar Technologies Group, Inc.

Dates	Position	Responsibilities
2022 - Present	Director & Chief Sales Officer	Responsible for business development, revenue, and sales

Business Experience

Dates	Organization	Title, Principal Business, and Responsibilities
2013 - Present	Self-Employed	Realtor

3. What is the name and ownership level of each person, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, who is a beneficial owner of 20 percent or more of the Company s outstanding voting equity securities, calculated on the basis of voting power? (§ 227.201(c) and portions of § 227.201(m))

Paul Inglese owns 12,000,000 shares of Common Stock, representing a voting power of 40.0%. Scott

Foster owns 6,000,000 shares of Common Stock, representing a voting power of 20.0%. Dwaine Parker

owns 6,000,000 shares of Common Stock, representing a voting power of 20.0%.

4. Describe the business of the Company and the anticipated business plan of the Company. (§ 227.201(d))

Northstar believes in producing innovative and affordable building solutions to achieve the highest level of sustainability to protect the environment. Our technology has shown to outlive the traditional building materials, thereby, showing the potential to lower construction and maintenance costs over the life of the structure.

Northstar building systems are designed and engineered with advanced composite materials which are made up of high-performance resin systems and high-strength, high-stiffness glass fiber reinforcement that allow us the flexibility to meet your project specifications.

Northstar is in the process of patenting Composite Building Systems and methods that have a high potential to be cost-saving. Our fiber-reinforced polymer (FRP) building technology is 75% lighter than structural steel, stronger than structural steel on a pound-for-pound basis, reducing structural requirements, foundations, installation equipment, and personnel.

Northstar aims to produce its structures in factories. The goal behind it is to increase quality control while minimizing construction timelines.

Northstar aims to sell through a global network of product dealers as a main source of revenue. We plan to charge the product dealers a yearly maintenance fee and add a markup on top of the cost of goods sold. We also plan to license our IP to specialty manufacturers who use Northstar building system components and methods to manufacture their own products.

Another source of revenue could come from yearly licensing fees and markups on Northstar raw materials to Northstar IP Licensees

Northstar has patent-pending systems and methods needed for construction using 100% fiber-reinforced polymer (FRP) composite building materials, focusing on driving potential revenue and profit streams from licensing agreements with selected commercial and residential builders and manufacturers of specialty structures.

In addition, we are actively pursuing opportunities with construction industry companies that currently use traditional building materials, including mobile structures, prefab, commercial, industrial, aerospace and defense, energy, agriculture, and healthcare builders.

5. How many employees does the Company currently have? (§ 227.201(e))

Northstar Technologies Group, Inc. Group, Inc. currently has 40 employees.

6. Discuss the material factors that make an investment in the Company speculative or risky. (§ 227.201(f))

1. If the Company is unable to raise additional capital on acceptable terms, it may be unable to maintain sufficient growth or commercialize its products. The Company may require substantial future capital in order to continue to conduct the research, product development, and marketing required to scale the business. There can be no assurance that additional funding will be available on acceptable terms. Failure to satisfy our capital requirements may adversely affect the Company's business, financial condition, and results of operations because the Company would be left without the capital required to complete product development or establish sales and marketing capabilities.

2. The United States and other countries have experienced and may experience in the future, major health epidemics related to viruses, other pathogens, and other unforeseen or catastrophic events, including natural disasters, extreme weather events, power loss, acts of war, and terrorist attacks. For example, there was an outbreak of COVID-19, a novel virus, which has spread to the United States and other countries and declared a global pandemic. The global spread of COVID-19 has created significant volatility and uncertainty in financial markets. Although COVID-19 is currently not material to our results of operations, there is significant uncertainty relating to the potential impact of COVID-19 on our business. The extent to which COVID-19 impacts our current capital raise and our ability to obtain future financing, as well as our results of operations and financial condition, generally, will depend on future developments which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions taken by governments and private businesses to contain COVID-19 or treat its impact, among others. If the disruptions posed by COVID-19 continue for an extensive period of time, our business, results of operations, and financial condition may be materially adversely affected.

3. Start-up investing is risky. Investing in early-stage companies is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company.

4. Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently, there is no market or liquidity for these shares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point, the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

5. We are highly dependent on the Services of our founder. Our future business and results of operations depend in significant part upon the continued contributions of our CEO and founder. If we lose those services or if he fails to perform in his current position, or if we are not able to attract and retain skilled employees in addition to our CEO and the current team, this could adversely affect the development of our business plan and harm our business. In

addition, the loss of any other member of the board of directors or executive officers could harm the Company's business, financial condition, cash flow, and results of operations.

6. Our management may not be able to control costs in an effective or timely manner. The Company's management anticipates it can use reasonable efforts to assess, predict, and control costs and expenses. However, implementing our business plan may require more employees, capital equipment, supplies or other expenditure items than management has predicted. Likewise, the cost of compensating employees and consultants or other operating costs may be higher than management's estimates, which could lead to sustained losses.

7. Valuation and capitalization. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

8. Lack of professional guidance. Many successful companies partially attribute their early success to the guidance of professional early-stage investors (e.g., angel investors and venture capital firms). These investors often negotiate for seats on the company's board of directors and play an important role through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company may not have the benefit of such professional investors.

9. Fundraising outside of the platform. Our ability to succeed depends on how successful we will be in our fundraising effort. We plan to diversify fund-raising beyond this campaign, in order to use resources to build the necessary business infrastructure to be successful in the long-term. In the event of competitors being better capitalized than we are, that would give them a significant advantage in marketing and operations.

10. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. You should not rely on the fact that our Form C, and if applicable Form D is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering.

11. Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company. The securities being offered have not been registered under the Securities Act of 1933 (the "Securities Act"), in reliance on exemptive provisions of the Securities Act. Similar reliance has been placed on apparently available exemptions from securities registration or qualification requirements under applicable state securities laws. No assurance can be given that any offering currently qualifies or will continue to qualify under one or more of such exemptive provisions due to, among other things, the adequacy of disclosure and the manner of distribution, the existence of similar offerings in the past or in the future, or a change of any securities law or regulation that has retroactive effect. If, and to the extent that, claims or suits for rescission are brought and successfully concluded for failure to register any offering or other offerings or for acts or

omissions constituting offenses under the Securities Act, the Securities Exchange Act of 1934, or applicable state securities laws, the Company could be materially adversely affected, jeopardizing the Company's ability to operate successfully. Furthermore, the human and capital resources of the Company could be adversely affected by the need to defend actions under these laws, even if the Company is ultimately successful in its defense.

12. The Company has the right to extend the Offering Deadline, conduct multiple closings, or end the Offering early. The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment up to 48 hours before an Offering Deadline, if you choose to not cancel your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you. If the Company reaches the target offering amount prior to the Offering Deadline, they may conduct the first of multiple closings of the Offering prior to the Offering Deadline, provided that the Company gives notice to the investors of the closing at least five business days prior to the closing (absent a material change that would require an extension of the Offering and reconfirmation of the investment commitment). Thereafter, the Company may conduct additional closings until the Offering Deadline. The Company may also end the Offering early; if the Offering reaches its target offering amount after 21-calendar days but before the deadline, the Company can end the Offering with 5 business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

13. The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering. Despite that the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the allocation of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

14. The Securities issued by the Company will not be freely tradable until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Securities. Because the Securities offered in this Offering have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that

registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the shares of Securities may also adversely affect the price that you might be able to obtain for the shares of Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Investors in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

15. Investors will not be entitled to any inspection or information rights other than those required by Regulation CF. Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information – there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders.

16. The shares of Securities acquired upon the Offering may be significantly diluted as a consequence of subsequent financings. Company equity securities will be subject to dilution. Company intends to issue additional equity to future employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence, holders of Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the purchaser's economic interests in the Company.

17. The amount of additional financing needed by Company will depend upon several contingencies not foreseen at the time of this Offering. Each such round of financing (whether from the Company or other investors) is typically intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds are not sufficient, Company may have to raise additional capital at a price unfavorable to the existing investors. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the investor's Company securities.

18. There is no present public market for these Securities and we have arbitrarily set the price. The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

19. In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Investor is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

20. THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS OFFERING STATEMENT AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT

7. Describe the ownership and capital structure of the Company, including: the terms of the securities being offered and each other class of security of the Company, including the number of securities being offered and/or outstanding, whether or not such securities have voting rights, any limitations on such voting rights, how the terms of the securities being offered may be modified and a summary of the differences between such securities and each other class of security of the Company, and how the rights of the securities being offered may be materially limited, diluted or qualified by the rights of any other class of security of the Company. (portions of § 227.201(m))

Class of security	Amount authorized	Amount outstanding	Voting rights	Other terms
Common Stock	33,000,000	20,485,996	Yes	

Those investors that participated in our offering via Netcapital have given their voting rights to a custodian, who will exercise the voting rights on behalf of all shareholders who purchased shares on the Netcapital crowdfunding portal.

The securities were issued with voting rights. However, so that the crowdfunding community has the opportunity to act together and cast a vote as a group when a voting matter arises, a custodian will cast your vote for investors pursuant to the custodian agreement that all investors entered into in connection with the purchase of common stock or units on Netcapital.

8. Describe how the exercise of rights held by the principal shareholders of the Company could affect the purchasers of the securities being offered. (portions of § 227.201(m))

There are no exercise rights held by the principal shareholders that would materially affect the current investors that participated in our Netcapital offering.

As the holder of a majority of the voting rights in the company, our majority shareholder may make decisions with which you disagree, or that negatively affect the value of your investment in the company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the company will develop in a way that is advantageous to you. For example, the majority shareholder may decide to issue additional shares to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

9. Describe how the securities are being valued, and examples of methods for how such securities may be valued by the Company in the future, including during subsequent corporate actions. (portions of § 227.201(m))

The price of the Securities was determined solely by the Management and bears no relation to traditional measures of valuation such as book value or price-to-earnings ratios. We expect that any future valuation will take the same approach.

10. Describe the risks to purchasers of the securities relating to minority ownership in the Company and the risks associated with corporate actions including additional issuances of securities, Company repurchases of securities, a sale of the Company or of assets of the issuer or transactions with related parties (portions of § 227.201(m))

As a minority owner of Northstar Technologies Group, Inc., investors do not have a definitive say in terms of business decisions.

Those investors who purchased common stock through Netcapital have a minority ownership in Northstar Technologies Group, Inc. and will be subject to the same risks as any investor with a minority stake in the company. Principally, minority investors will not have sufficient voting rights required to influence company direction at their discretion.

Corporate actions such as issuance of additional securities or repurchase of securities could influence the share price of securities held by Netcapital investors to decrease or increase respectively. Fluctuations in company valuation could similarly occur and positively or adversely impact Netcapital investors. Similarly, a sale of the issuer or assets of the issuer would signal a distribution of funds in relation to the securities held by the individual and the liquidation preferences of said securities.

11. Describe the restrictions on transfer of the securities, as set forth in § 227.501. (portions of § 227.201(m))

The securities issued in a transaction exempt from registration pursuant to section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) and in accordance with section 4A of the Securities Act (15 U.S.C. 77d-1) and this part through Netcapital may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued in a transaction exempt from registration pursuant to section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)), unless such securities are transferred: to the issuer of the securities; to an accredited investor; as part of an offering registered with the Commission; or to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstances. For purposes of this paragraph, the term "accredited investor" shall mean any person who comes within any of the categories set forth in § 230.501(a) of this chapter, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. For purposes of this paragraph, the term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in- law, or sister-in-law of the purchaser, and shall include adoptive relationships. For purposes of this paragraph, the term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

12. Describe the material terms of any indebtedness of the Company, including the amount, interest rate, maturity date and any other material terms. (§ 227.201(p))

Creditor(s)	Amount Outstanding	Interest Rate	Maturity Date
Scott Foster	$92,933	6.0%	December 31, 2023
Scott Foster	$16,307	8.2%	February 28, 2025
Scott Foster	$12,177	7.0%	June 2, 2025
Dwaine Parker	$21,028	9.0%	December 8, 2025
Scott Foster	$30,458	11.8%	February 2, 2026
Scott Foster	$12,826	6.5%	February 28, 2026
Scott Foster	$21,974	8.7%	March 28, 2026
Scott Foster	$21,526	9.0%	April 30, 2026
Scott Foster	$30,055	8.0%	June 14, 2026
Scott Foster	$54,389	7.0%	February 28, 2028
Dwaine Parker	$45 953	10.5%	February 28, 2028
Wealth Hive Loan #1	$100,000	6%	July 1, 2030
Wealth Hive Loan #2	$100,000	6%	November 1,

			2030
Wealth Hive Loan #3	$50,000	8%	January 1, 2031
Wealth Hive Loan #4	$40,000	8%	January 1, 2031

13. Describe exempt offerings conducted within the past three years. In providing a description of any prior exempt offerings, disclose: the date of the offering; the offering exemption relied upon; the type of securities offered; and the amount of securities sold and the use of proceeds. (§ 227.201(q))

Date of Offering	Securities Offered	Amount Sold	Exemption	Use of Proceeds
06/2020	Common Stock	$2,000	Section 4(a)(2)	Operating expenses.
12/2021	Common Stock	$262,140	Section 4(a)(2)	Operating expenses.
06/2022	Common Stock	$728,994	Reg. CF (Crowdfunding, Title III of JOBS Act, Section 4(a)(6))	The Company used proceeds on engineering & development, marketing & business development, domestic/international patent filings, and general & administrative expenses.

14. Describe any transaction since the beginning of the Company s last fiscal year, or any currently proposed transaction, to which the Company was or is to be a party and the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) during the preceding 12-month period, inclusive of the amount the Company seeks to raise in the current offering under section 4(a)(6) of the Securities Act, in which any of the following persons had or is to have a direct or indirect material interest: any director or officer of the issuer; any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of 20 percent or more of the issuer s outstanding voting equity securities, calculated on the basis of voting power; if the Company was incorporated or organized within the past three years, any promoter of the Company; or any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term spousal equivalent means a cohabitant occupying a relationship generally equivalent to that of a spouse. For each transaction identified, disclose the name of the specified person and state his or her relationship to the Company, and the nature and, where practicable, the approximate amount of his or her interest in the transaction. The amount of such interest shall be computed without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, the approximate amount involved in the transaction shall be disclosed. A transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships. (§ 227.201(r))

Specified Person	Relationship to Issuer	Nature of Interest in Transaction	Amount of Interest
Scott Foster	CFO	Credit Line	$99,432.60
Scott Foster	CFO	Notes Payable	$582,645
Dwaine Parker	Chief Risk Officer	Notes Payable	$66,981

15. Discuss the Company s financial condition, including, to the extent material, liquidity, capital resources and historical results of operations. The discussion must cover each period for which financial statements of the Company are provided. A Company also must include a discussion of any material changes or trends known to management in the financial condition and results of operations of the Company subsequent to the period for which financial statements are provided. For companies with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For companies with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Companies should take into account the proceeds of the offering and any other known or pending sources of capital. Companies also should discuss how the proceeds from the offering will affect the Company s liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the Company anticipates using its available cash. In addition, companies should describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the company in this question refer to the company and its predecessors, if any. (§ 227.201(s))

NorthStar Technologies Group, Inc. is a startup company. Our average monthly burn rate for the year ended December 31, 2022, was approximately $150,000. For the year ended December 31, 2022, we generated revenue of $4.6M and incurred operating expenses of $1.78M, we also recorded $18k in other income via credit card rewards and interest income resulting in a net loss of $1.9M. Even though the Company did not fully reach its initial goal of generating revenue of $7,000,000 in the year 2022, it remains optimistic as it booked $1.6M in unearned revenue in 2022. As of December 31, 2022, notes payable balance increased to $501,322, while the line of credit balance increased from $92,933 to $119,433. The line of credit is provided by a stockholder and is subject to a borrowing limit of $150,000. All the outstanding notes are owed to either the President or the Company CFO. The Company has various corporate credit cards with a total credit line of $142,803 as of December 31, 2022. The Company entered into a non-cancelable operating lease agreement on January 7, 2021, which was amended on May 3, 2021. The lease commenced on November 14, 2021 and terminates on November 14, 2024. The monthly base rent started at $8,625 per month and subject to a 1% increase over the twelve-month trailing U.S. CPI, with a minimum increase of 3% and a maximum increase of 5%. The lease is subject to an additional rent for a proportionate share of common area maintenance and reimbursable expenses. The lease may be renewed once for an additional three years. The Company entered into a non-cancelable lease agreement in August 2020 for its office location. Future minimum lease payments as of September 21, 2020, are $16,000 through the termination of the lease in May 2021. During the year ended on December 31, 2022, the Company managed to raise $1.8M via issuance of common stock conducted according to Section 4(a)(2). The Company also used this issuance of common stock to convert an $87,800 note payable owed to an Ex-Board Director of the Company, Rolf S. Of the $1.8M raised, the Company raised a total of $686,478 via issuance of common stock conducted through the Reg CF offering on Netcapital from inception. This offering ended in 2022. We anticipate continuing our fiscal discipline with regard to expenses to ensure an adequate runway for the duration of time it will take to execute contracts that have been awarded.

16. Provide financial statements (balance sheets, statements of comprehensive income, statements of cash flows, statements of changes in stockholders   equity and notes to the financial statements) for the two most recent fiscal periods prepared in accordance with United States Generally Accepted Accounting Principles. If any of the financial statements have been audited by an independent accountant, provide those statements. If any of the financial statements have been reviewed but not audited by an independent accountant, provide those statements. Label statements "unaudited" if they have not been audited. (portions of § 227.201(t))

Please refer to the financial statements in this Annual Report. A subsequent section in this document provides the principal executive officer   s certification of the financial statements.

Ongoing Reporting Requirements

Northstar Technologies Group, Inc. has complied with the ongoing reporting requirements specified in Rule 202 of Regulation Crowdfunding (§ 227.202).

Northstar Technologies Group, Inc. will file a report electronically with the SEC annually and post the report on its web site (www.northstartgi.com) no later than 120 days after the end of each fiscal year covered by the report.

NORTHSTAR TECHNOLOGIES GROUP, INC.

INDEPENDENT ACCOUNTANT'S REPORT
AND
CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2022



NORTHSTAR TECHNOLOGIES GROUP, INC.

TABLE OF CONTENTS



12355 Sunrise Valley Drive
Suite 120 Reston, VA 20191
Phone 703.657.6040 Fax 703.880.7611
www.gdtplc.com

INDEPENDENT ACCCOUNTANT'S REVIEW REPORT

To the Stockholders
Northstar Technologies Group, Inc.
Bonita Springs, Florida 34135

We have reviewed the accompanying financial statements of Northstar Technologies Group, Inc., which comprise the consolidated balance sheet as of December 31, 2022, and the related consolidated statement of operations, changes in stockholders' deficit, and cash flows for the year then ended, and the related notes to the consolidated financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the consolidated financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement whether due to fraud or error.

Accountants' Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the consolidated financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of Northstar Technologies Group, Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our review.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying consolidated financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Gaffey Deane & Talley, PLLC

Reston, Virginia
March 28, 2024

NORTHSTAR TECHNOLOGIES GROUP, INC.
CONSOLIDATED BALANCE SHEET
DECEMBER 31, 2022

ASSETS

Current assets

Cash	$	598,334
Accounts receivable (Note 4)		241,522
Prepaid expenses		6,890
Prepaid building costs		379,321
Contract assets (Note 4)		218,903
Other current assets		174,993
Total current assets		1,619,963

Property and equipment

Furniture and fixtures	22,274
Equipment	122,106
Vehicles	17,752
Software	1,695
Leasehold improvements	193,417
Accumulated depreciation and amortization	(77,494)
Total property and equipment – net (Note 5)	279,750

Operating right-of-use assets (Note 2)		264,136
Goodwill		2,268,210
Other assets		17,017
Total assets	$	4,449,076

See accompanying notes to the financial statements and independent accountant's review report.

NORTHSTAR TECHNOLOGIES GROUP, INC.
CONSOLIDATED BALANCE SHEET - CONTINUED
DECEMBER 31, 2022

LIABILITIES AND STOCKHOLDERS' DEFICIT

Current liabilities

Line of credit (Note 6)	$	99,433
Accounts payable and accrued expenses		364,456
Credit card liabilities (Note 7)		142,804
Payroll liabilities		25,483
Taxes payable		15,295
Unearned revenue (Note 4)		1,680,245
Current portion of long-term debt (Note 8)		85,242
Operating lease liability – current (Note 10)		148,290
Other current liabilities		20,880
Total current liabilities		2,582,128

Long-term liabilities

Operating lease liability – noncurrent (Note 10)		115,846
Notes payable (Note 8)		416,080
Total long-term liabilities		531,926
Total liabilities		3,114,054

Stockholders' equity

Common stock at $0.0001 par value; 33,000,000 shares authorized; 22,733,960 shares issued and outstanding		2,277
Additional paid-in capital		4,133,284
Accumulated deficit		(2,800,539)
Total stockholders' equity		1,335,022
Total liabilities and stockholders' equity	$	4,449,076

See accompanying notes to the financial statements and independent accountant's review report.

NORTHSTAR TECHNOLOGIES GROUP, INC.
CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2022

Revenues (Note 9)	$ 4,102,639
Cost of revenues	4,126,804
Gross profit/loss	(24,165)
Operating expenses	
Advertising	65,539
Automobile expenses	21,275
Bank charges	2,011
Computer and internet expenses	35,182
Depreciation and amortization	59,603
Dues and subscriptions	670
Equipment rental	61,884
Insurance	17,974
Interest expense	32,138
Meals and entertainment	28,013
Miscellaneous	29,234
Office supplies	42,375
Payroll expenses	583,509
Postage and delivery	1,861
Professional fees	375,924
Project costs	5,827
Rent (Note 10)	160,321
Repairs and maintenance	39,560
Research and development	202,767
Recruiting / Hiring	935
Shop supplies	76,678
Taxes and licenses	62,333
Telephone	4,462
Travel	34,040
Utilities	21,075
Total operating expenses	1,965,190
Other income (expenses)	
Interest income	6
Gain/Loss on Sales of Asset	(109)
Credit card rewards	18,262
Total other income	18,159
Net loss	$ (1,971,196)

See accompanying notes to the financial statements and independent accountant's review report.

NORTHSTAR TECHNOLOGIES GROUP, INC.
CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2022

	Common stock		Additional paid-in capital		Accumulated deficit		Total	
Balance, December 31, 2021	$	2,055	$	762,326	$	(862,125)	$	(97,744)
Issuance of common stock		222		3,333,057		-		3,333,279
Net loss		-		-		(1,971,196)		(1,971,196)
Balance, December 31, 2022	$	2,277	$	4,095,383	$	(2,833,321)	$	1,264,339

See accompanying notes to the financial statements and independent accountant's review report.

NORTHSTAR TECHNOLOGIES GROUP, INC.
CONSOLIDATED STATEMENT OF CASH FLOWS
For the year ended December 31, 2022

Cash flows from operating activities	
Net loss	$ (1,971,196)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation and amortization	59,603
Goodwill	(2,268,210)
Changes in operating assets and liabilities:	
Decrease (increase) in operating assets:	
Accounts receivable	(192,702)
Prepaid building costs	294,543
Contract assets	468,416
Prepaid expenses	(6,890)
Other current assets	(135,465)
Other assets	4,897
Increase (decrease) in operating liabilities:	
Accounts payable and accrued expenses	336,084
Credit card liabilities	49,702
Payroll liabilities	15,519
Unearned revenue	(33,375)
Taxes Payable	1,200
Other current liabilities	20,880
Net cash used in operating activities	(3,356,994)
Cash flows from investing activity	
Net additions to property and equipment	(108,579)
Net cash provided by investing activity	(108,579)
Cash flows from financing activities	
Proceeds from line of credit - net	6,500
Proceeds from notes payable - net	214,629
Proceeds from issuance of common stock	3,394,523
Net cash provided by financing activities	$ 3,615,652
Net increase in cash	150,079
Cash at the beginning of year	448,255
Cash at the end of year	$ 598,334

See accompanying notes to the financial statements and independent accountant's review report.

1.   **ORGANIZATION**

Northstar Technologies Group, Inc. (the Company), was incorporated on May 18, 2020, and its subsidiary Northstar Building Systems, LLC (NBS) was incorporated on November 1, 2020, in the State of Florida. The Company utilizes a patent pending Building Systems and Methods for residential and commercial construction using 100% Fiber Reinforced Polymer composite building materials. The company is actively pursuing opportunities with construction industry companies and partners that currently use traditional building materials, including mobile structures, prefabricated, commercial, industrial, aerospace and defense, energy, agriculture, and healthcare. NBS is the operational organization within the Company and responsible for project execution and product installation and delivery.

In 2022, the Company acquired Realty Kyle PLLC (RK). RK was incorporated on May 26, 2021 in the State of Florida and is engaged in real estate services. The company was renamed Northstar Realty Group (NRG).

The Company's strategic plan for the remainder of 2022 and beyond is focused on revenue growth, profitability, and scalability. These objectives will be attained by implementing a focused strategic plan of building and proving its business model and its brand within the domestic and international construction markets creating demand and retention of home and commercial building clients. The Company believes that by raising capital contributions, it will enable it to effectively execute these goals and continue for a reasonable period of time.

2.   **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

   a.   **Principles of consolidation**

   The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, NBS and NRG. All significant intercompany transactions and accounts have been eliminated in consolidation.

   b.   **Basis of accounting**

   The accompanying consolidated financial statements have been prepared on the accrual basis of accounting, which is in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP) as determined by the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC).

   c.   **Use of estimates**

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

d.   Accounts receivable

The Company extends credit to customers on an unsecured basis. Accounts receivable are carried at original invoice amount, less an estimate made for doubtful receivables based on a review of all outstanding amounts on a monthly basis. Management determines the collectability of specific customer accounts by regularly evaluating individual customer receivables and considering a customer's financial condition, credit history, and current economic conditions. Based on management's assessment, the Company provides for estimated uncollectable amounts through a charge to earnings and a credit to a valuation allowance. Balances that remain outstanding after the Company has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to accounts receivable. Recoveries of amounts previously written off are recorded when received. Interest is not recorded on any past due balances.

e.   Property and equipment

Property and equipment are stated at cost. Major repairs and betterments are capitalized and normal maintenance and repairs are charged to expense as incurred. Property and equipment are depreciated on a straight-line basis ranging from seven to ten years. Upon retirement or sale of an asset, the cost and accumulated depreciation are removed from the accounts and any gain or loss is reflected in operations.

f.   Valuation of long-lived assets

The Company accounts for the valuation of long-lived assets in accordance with Accounting Standards Codification 360, *Property, Plant, and Equipment* (ASC 360). ASC 360 requires that long-lived assets and certain identifiable intangible assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of the long-lived assets is measured by a comparison of the carrying amount of the asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured as the amount by which the carrying amount of the assets exceeds the estimated fair value of the assets.

g.   Revenue recognition

Effective May 18, 2020, the Company adopted Accounting Standards Update (ASU) No. 2014- 09, *Revenue from Contracts with Customers* (Topic 606) and several other ASUs that were issued as amendments to ASU No. 2014-09, which apply to all contracts with customers to transfer goods or services or for the transfer of nonfinancial assets, unless those contracts are within the scope of other standards. ASU No. 2014-09's core principle is that an entity recognizes revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. In adopting this standard, the Company is required to use more judgment and make more estimates than under the previous guidance, including identifying performance obligations in the contract, estimating the amount of variable consideration to include in the transaction price and allocating the transaction price to each separate performance obligation. The update eliminates all transaction and industry-specific accounting principles and replaces them with a unified, five step approach.

The Company has two sources of revenue, which are construction income from residential and commercial customers and manufacturing. Each source consists of a single performance obligation. Construction income from residential customers is recognized over time as costs are incurred. Construction income from commercial customers is recognized at a point in time after substantial completion of the installation and acceptance by the customer. Manufacturing income is recognized at the time the contract for the manufacturing is signed. The Company has no material obligations for returns or refunds after completion of the performance obligations described above.

Economic factors may impact the nature, amount, and timing of revenue recognition. Customers are evaluated for credit-worthiness prior to acceptance of the contract and contracts do not include variable consideration or financing components. Substantially all contracts are completed within one year of acceptance and payment typically is expected within 120 days.

The Company presents sales taxes collected from customers and remitted to governmental authorities on a net basis, excluding such amounts from sales and cost of goods sold.

Contract Assets

Contract assets include unbilled receivables in which the right to consideration is conditional on factors other than the passage of time. Contract assets exclude billed and billable receivables.

Contract assets, if any, are periodically reassessed based on reasonably available information as of the balance sheet date to ensure they do not exceed their net realizable value.

Contract Liabilities

Contract liabilities include advance payments received from the customer in excess of revenue (unearned revenue) that may be recognized as of the balance sheet date. The advance payment is subsequently recognized into revenue as the performance obligation is satisfied.

h.   Income taxes

Deferred income taxes for the Company are provided on temporary differences between consolidated financial statement and income tax reporting. Temporary differences are differences between the amounts of assets and liabilities reported for consolidated financial statement purposes and their tax basis. Deferred tax assets are recognized for temporary differences that will be deductible in future years' tax returns and for operating loss and tax credit carryforwards. Deferred tax assets are reduced by a valuation allowance if it is deemed more likely than not that some or all of the deferred tax assets will not be realized. Deferred tax liabilities are recognized for temporary differences that will be taxable in future years' tax returns.

NBS and NRG are treated as partnerships for federal and state income tax purposes and are considered disregarded entities for tax purposes as wholly owned by the Company.

i.   Recently adopted accounting pronouncements

ASU 2016-02, *Leases (Topic 842)* and subsequently issued related amendments codified in ASC 842, *Leases*, effective January 1, 2019, requires lessees to recognize lease assets and lease liabilities for those leases classified as operating leases under the previous U.S. GAAP, ASC 840, on the balance sheet and provide enhanced disclosures surrounding the amount, timing and uncertainty of cash flows arising from leasing arrangements.

Effective January 1, 2022, the Company adopted the new lease standard using the modified retrospective transition approach, and upon adoption, there was no adjustment to the retained earnings balance as of January 1, 2022. The Company has elected the package of practical expedients permitted in ASC Topic 842. Accordingly, the Company accounted for its existing capital lease as a finance lease under the new guidance, without reassessing (a) whether the contract contains a lease under ASC Topic 842, (b) whether classification of the capital lease would be different in accordance with ASC Topic 842, or (c) whether the unamortized initial direct costs before transition adjustments (as of December 31, 2022) would have met the definition of initial direct costs in ASC Topic 842 at lease commencement. As a result of the adoption of the new lease accounting guidance, the Company recognized on January 1, 2022 (adoption date) a lease liability at the carrying amount of the capital lease obligation and a right-of-use asset at the carrying amount of the capital lease asset of $264,136.

j.   Recently issued accounting pronouncements not yet adopted

In June 2016, the FASB issued ASU 2016-13, *Financial Instruments - Credit Losses (Topic 326)*, which introduced an expected credit loss model for the impairment of financial assets measured at amortized cost basis. That model replaces the incurred loss model for recognizing credit losses that delays recognition until it is probable a loss has been incurred. This guidance also expands the disclosure requirements to enable users of financial statements to understand the entity's assumptions, models and methods for estimating expected credit losses. This guidance is effective for annual reporting periods, and any interim periods within those annual periods beginning after December 15, 2022 with early adoption permitted. The Company is currently evaluating the impact of adopting ASU 2016-13 on its consolidated financial statements. However, the Company believes it will not have a significant impact on its consolidated financial statements.

k.   Subsequent Events

In May 2023, Northstar Technologies Group, Inc. entered into a settlement agreement in the case of Christoff v. Ingles related to intellectual property rights. Christoff agreed to dismiss the case for an agreed upon sum of $1,000,000.
.

3.   CONCENTRATIONS AND CREDIT RISK

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and accounts receivable.

The Company maintains its cash in bank deposit accounts in one financial institution with aggregate balance that periodically exceed federally insured limits. The Company has not experienced any losses in such accounts and believes the Company is not exposed to any significant credit risk on cash.

One customer accounted for approximately 52% of the Company's revenue for the year ended December 31, 2022 and 100% of the billed accounts receivable balance as of December 31, 2022.

4.   CONTRACT BALANCES

Accounts receivable and contract balances from contracts with customers were as follows:

	Accounts receivable	Contract assets	Contract liabilities

	Accounts receivable	Contract assets	Contract liabilities
Beginning of year	$ 47,865	$ 687,319	$ 1,713,620
End of year	241,522	218,903	1,680,245

The Company expects to recognize in full the remaining contract liabilities as of December 31, 2022 as revenue in 2022.

5. PROPERTY AND EQUIPMENT

Property and equipment consist of:

Furniture and fixtures	$ 22,274
Equipment	122,106
Vehicles	17,752
Software	1,695
Leasehold improvements	193,417
	357,244
Accumulated depreciation and amortization	(77,494)
	$ 279,750

6. LINE OF CREDIT

The Company has a line of credit outstanding with a stockholder of the Company with a borrowing limit of $150,000. The line bears interest at 6% per annum, and principal and accrued interest are due upon maturity on February 28, 2022. The line is secured by certain assets of the Company. On April 28, 2022, the line of credit was extended to December 31, 2023.

7. CORPORATE CREDIT CARDS

The Company has various corporate credit cards with a total credit line of $157,200 as of December 31, 2022.

8. NOTES PAYABLE

Notes payable consist of the following loans:

Lender	Original amount	Maturity date	Interest rate	Outstanding balance
Stockholder	$ 35,000	2/17/2026	11.75%	$ 24,884
Stockholder	60,000	2/28/2028	6.99%	47,097
Stockholder	25,000	3/31/2026	8.74%	17,117
Stockholder	35,000	6/14/2026	7.99%	23,238

Stockholder	20,000	2/28/2025	8.24%	11,948
Stockholder	15,000	2/28/2026	6.49%	10,052
Stockholder	15,020	6/28/2025	6.99%	8,122
Stockholder	25,000	2/28/2025	9.00%	16,693
Stockholder	50,176	2/28/2028	10.49%	40,371
Stockholder	25,020	12/8/2025	8.99%	17,260
Stockholder	100,000	7/1/2030	6.00%	95,395
Stockholder	100,000	11/1/2030	6.00%	99,145
Stockholder	50,000	1/1/2031	8.00%	50,000
Stockholder	40,000	1/1/2031	8.00%	40,000
	$ 713,216			501,322
Current portion				(85,242)
Long-term				$ 416,080

The notes are subject to monthly installments of principal and interest. Any unpaid principal and accrued interest are due upon maturity.

Future maturities related to the loans at December 31, 2022 are as follows

Year Ending December 31	Amount
2023	$ 82,446
2024	89,179
2025	89,076
2026	60,078
2027	57,189
Thereafter	123,354
	$ 501,322

9. **DISAGGREGATED REVENUE**

The Company generates revenue primarily from construction contracts with residential and commercial customers. The following table discloses revenue by customer types. The Company believes that these categories allow for a better understanding of the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts.

Residential	$ 3,626,119
Commercial	-
	$ 3,626,119

10. **OPERATING LEASES**

The Company's lessee arrangements predominantly consist of operating leases for premises and equipment.

The Company leases many of its operating and office facilities for various terms under long-term, noncancelable operating lease agreements. The leases expire at various dates through November 2024. Generally, these options do not impact the lease term because the Company is not reasonably certain that it will exercise the options. The office lease can be renewed for another three years after December 31, 2024.

Certain leases provide for increases in future minimum annual rental payments. Also, the agreements generally require the Company to pay real estate taxes, insurance, and operating expenses.

The Company entered into a non-cancelable operating lease agreement on January 7, 2021, which was amended on May 3, 2021. The lease commenced on November 14, 2021 and ends on November 14, 2024. The monthly base rent started at $8,625 per month and subject to a 1% increase over the twelve-month trailing U.S. CPI, with a minimum increase of 3% and a maximum increase of 5%. The lease is subject to an additional rent for a proportionate share of common area maintenance and reimbursable expenses. The lease may be renewed once for an additional three years.

The Company elected not to recognize lease assets and liabilities for short-term leases (i.e., lease terms of 12 months or less).

For the year ended December 31, 2022, the Company recognized rent expense associated with leases as follows:

Operating lease cost:		
Fixed rent expense	$	160,321
Total lease cost	$	160,321

The total rent expense for the year ended December 31, 2021 was $ 22,986.

The future payments under operating leases as of December 31, 2022 are as follows:

Year ending December 31	Amount
2023	$ 145,884
2024	106,735
Total undiscounted lease payments	$ 252,619

11.   INCOME TAXES

The Company has the following federal and state net operating loss carryforwards at December 31, 2022, which are available to offset future taxable income in accordance with the Internal Revenue Service regulations.

Amount	Year of expiration
$ 1,716,480	2042
$ 1,971,196	2043
$ 3,687,676	

Management believes that a full valuation allowance is appropriate given the current estimates of future taxable income, as well as consideration of available tax planning strategies. The ultimate realization of the net deferred tax asset is dependent upon the generation of future taxable income during periods in which temporary differences become deductible.

NORTHSTAR TECHNOLOGIES GROUP, INC.

**INDEPENDENT ACCOUNTANT'S REPORT
AND
CONSOLIDATED FINANCIAL STATEMENTS**

DECEMBER 31, 2021





NORTHSTAR TECHNOLOGIES GROUP, INC.

TABLE OF CONTENTS



12355 Sunrise Valley Drive
Suite 305 Reston, VA 20191
Phone 703.657.6040 Fax 703.657.6041
www.gdtplc.com

INDEPENDENT ACCCOUNTANT'S REVIEW REPORT

To the Stockholders
Northstar Technologies Group, Inc.
Bonita Springs, Florida 34135

We have reviewed the accompanying financial statements of Northstar Technologies Group, Inc., which comprise the consolidated balance sheet as of December 31, 2021, and the related consolidated statement of operations, changes in stockholders' deficit, and cash flows for the year then ended, and the related notes to the consolidated financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the consolidated financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement whether due to fraud or error.

Accountants' Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the consolidated financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of Northstar Technologies Group, Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our review.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying consolidated financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Gaffey Deane & Talley, PLLC

Reston, Virginia
April 29, 2022

NORTHSTAR TECHNOLOGIES GROUP, INC.
CONSOLIDATED BALANCE SHEET
DECEMBER 31, 2021

ASSETS

Current assets		
Cash (Note 3)	$	394,385
Accounts receivable (Notes 3 and 4)		47,865
Prepaid building costs		673,864
Contract assets (Note 4)		687,319
Other current assets		39,528
Total current assets		1,842,961
Property and equipment - net (Note 5)		230,774
Other assets		21,914
Total assets	$	2,095,649

LIABILITIES AND STOCKHOLDERS' DEFICIT

Current liabilities		
Line of credit (Note 6)	$	92,933
Accounts payable and accrued expenses		19,556
Credit card liabilities (Note 7)		90,627
Payroll liabilities		9,964
Unearned revenue (Note 4)		1,713,620
Current portion of long-term debt (Note 8)		49,189
Total current liabilities		1,975,889
Long-term liabilities		
Notes payable (Note 8)		217,504
Total liabilities		2,193,393
Stockholders' deficit		
Common stock at $0.0001 par value; 33,000,000 shares authorized; 20,515,203 shares issued and outstanding		2,055
Additional paid-in capital		762,326
Accumulated deficit		(862,125)
Total stockholders' deficit		(97,744)
Total liabilities and stockholders' deficit	$	2,095,649

See accompanying notes to the financial statements and independent accountant's review report.

NORTHSTAR TECHNOLOGIES GROUP, INC.
CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2021

Revenues (Note 9)	$	615,035
Cost of revenues		570,178
Gross profit		44,857
Operating expenses		
Advertising		7,955
Automobile expenses		5,311
Bank charges		1,300
Computer and internet expenses		50,864
Depreciation and amortization		19,885
Dues and subscriptions		1,951
Equipment rental		73,146
Gifts and donations		620
Insurance		8,334
Interest expense		29,113
Meals and entertainment		1,456
Miscellaneous		2,171
Office supplies		5,811
Payroll expenses		175,968
Postage and delivery		5,241
Professional fees		222,443
Rent (Note 10)		22,986
Repairs and maintenance		2,331
Research and development		42,042
Shop supplies		36,882
Taxes and licenses		3,958
Telephone		1,958
Travel		4,633
Utilities		4,891
Total operating expenses		731,250
Other income (expenses)		
Interest income		10
Credit card rewards		2,682
Total other income		2,692
Net loss before income tax		(683,701)
Income tax		-
Net loss	$	(683,701)

See accompanying notes to the financial statements and independent accountant's review report.

NORTHSTAR TECHNOLOGIES GROUP, INC.
CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' DEFICIT
FOR THE YEAR ENDED DECEMBER 31, 2021

	Common stock	Additional paid-in capital	Accumulated deficit	Total
Balance, December 31, 2020	$ 2,000	$ -	$ (178,424)	$ (176,424)
Issuance of common stock	55	762,326	-	762,381
Net loss	-	-	(683,701)	(683,701)
Balance, December 31, 2021	$ 2,055	$ 762,326	$ (862,125)	$ (97,744)

See accompanying notes to the financial statements and independent accountant's review report.

NORTHSTAR TECHNOLOGIES GROUP, INC.
CONSOLIDATED STATEMENT OF CASH FLOWS
For the year ended December 31, 2021

Cash flows from operating activities

Net loss	$	(683,701)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization		19,885
Changes in operating assets and liabilities:		
Decrease (increase) in operating assets:		
Accounts receivable		(47,865)
Prepaid building costs		(673,864)
Contract assets		(687,319)
Other current assets		(39,528)
Other assets		(21,914)
Increase (decrease) in operating liabilities:		
Accounts payable and accrued expenses		(65,625)
Credit card liabilities		82,687
Payroll liabilities		9,964
Unearned revenue		1,713,620
Other current liabilities		(1,459)
Net cash used in operating activities		(395,119)

Cash flows from investing activity

Net additions to property and equipment		(203,153)
Net cash provided by investing activity		(203,153)

Cash flows from financing activities

Proceeds from line of credit - net		45,933
Proceeds from notes payable - net		178,893
Proceeds from issuance of common stock		762,381
Net cash provided by financing activities	$	987,207

Net increase in cash		388,935
Cash at the beginning of year		5,450
Cash at the end of year	$	394,385

Supplemental disclosure of cash flow information:

Cash paid for interest	$	30,572

See accompanying notes to the financial statements and independent accountant's review report.

NORTHSTAR TECHNOLOGIES GROUP, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2021

1. ORGANIZATION

Northstar Technologies Group, Inc. (the "Company"), was incorporated on May 18, 2020 and its subsidiary Northstar Building Systems, LLC was incorporated on November 1, 2020 in the State of Florida. The Company utilizes a patent pending Building Systems and Methods for residential and commercial construction using 100% Fiber Reinforced Polymer composite building materials and are actively pursuing opportunities with construction industry companies and partners that currently use traditional building materials, including mobile structures, prefabricated, commercial, industrial, aerospace and defense, energy, agriculture, and healthcare. Northstar Building Systems, LLC is the operational organization within Northstar Technologies Group, Inc. and responsible for project execution and product installation and delivery.

During 2020, a novel strain of coronavirus (COVID-19) outbreak was declared a worldwide health pandemic by the World Health Organization. The situation is evolving with many cities and countries around the world responding in different ways to address the outbreak. There are direct and indirect economic effects developing for all industries and individual companies throughout the world. As of the date of issuance, the Company believes that the impact of COVID-19 on the Company's consolidated financial statements is not significant. Management will continue to monitor the impact COVID-19 has on the Company and will reflect the consequences as appropriate in the Company's consolidated financial statements.

The Company's strategic plan for the remainder of 2022 and beyond is focused on revenue growth, profitability, and scalability. These objectives will be attained by implementing a focused strategic plan of building and proving its business model and its brand within the domestic and international construction markets creating demand and retention of home and commercial building clients. The Company believes that by raising capital contributions, it will enable it to effectively execute these goals and continue for a reasonable period of time.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. Principles of consolidation

The consolidated financial statements include the accounts of Northstar Technologies Group, Inc. and its wholly-owned subsidiary, Northstar Building Systems, LLC. All significant intercompany transactions and accounts have been eliminated in consolidation.

NORTHSTAR TECHNOLOGIES GROUP, INC.
Notes to the consolidated financial statements (continued)

b.   **Basis of accounting**

The accompanying consolidated financial statements have been prepared on the accrual basis of accounting, which is in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC").

c.   **Use of estimates**

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

d.   **Accounts receivable**

The Company extends credit to customers on an unsecured basis. Accounts receivable are carried at original invoice amount, less an estimate made for doubtful receivables based on a review of all outstanding amounts on a monthly basis. Management determines the collectability of specific customer accounts by regularly evaluating individual customer receivables and considering a customer's financial condition, credit history, and current economic conditions. Based on management's assessment, the Company provides for estimated uncollectable amounts through a charge to earnings and a credit to a valuation allowance. Balances that remain outstanding after the Company has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to accounts receivable. Recoveries of amounts previously written off are recorded when received. Interest is not recorded on any past due balances.

e.   **Property and equipment**

Property and equipment are stated at cost. Major repairs and betterments are capitalized and normal maintenance and repairs are charged to expense as incurred. Property and equipment are depreciated on a straight-line basis ranging from seven to ten years. Upon retirement or sale of an asset, the cost and accumulated depreciation are removed from the accounts and any gain or loss is reflected in operations.

f.   **Valuation of long-lived assets**

The Company accounts for the valuation of long-lived assets in accordance with Accounting Standards Codification 360, *Property, Plant, and Equipment* (ASC 360). ASC 360 requires that long-lived assets and certain identifiable intangible

NORTHSTAR TECHNOLOGIES GROUP, INC.
Notes to the consolidated financial statements (continued)

assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of the long-lived assets is measured by a comparison of the carrying amount of the asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured as the amount by which the carrying amount of the assets exceeds the estimated fair value of the assets.

g. **Revenue recognition**

Effective May 18, 2020, the Company adopted Accounting Standards Update ("ASU") No. 2014- 09, *Revenue from Contracts with Customers* (Topic 606) and several other ASUs that were issued as amendments to ASU No. 2014-09, which apply to all contracts with customers to transfer goods or services or for the transfer of nonfinancial assets, unless those contracts are within the scope of other standards. ASU No. 2014-09's core principle is that an entity recognizes revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. In adopting this standard, the Company is required to use more judgment and make more estimates than under the previous guidance, including identifying performance obligations in the contract, estimating the amount of variable consideration to include in the transaction price and allocating the transaction price to each separate performance obligation. The update eliminates all transaction and industry-specific accounting principles and replaces them with a unified, five step approach.

The Company has one source of revenue, which is construction income from residential and commercial customers. Each source consists of a single performance obligation. Construction income from residential customers is recognized over time as costs are incurred. Construction income from commercial customers is recognized at a point in time after substantial completion of the installation and acceptance by the customer. The Company has no material obligations for returns or refunds after completion of the performance obligations described above.

Economic factors may impact the nature, amount, and timing of revenue recognition. Customers are evaluated for credit-worthiness prior to acceptance of the contract and contracts do not include variable consideration or financing components. Substantially all contracts are completed within one year of acceptance and payment typically is expected within 120 days.

The Company presents sales taxes collected from customers and remitted to governmental authorities on a net basis, excluding such amounts from sales and cost of goods sold.

NORTHSTAR TECHNOLOGIES GROUP, INC.
Notes to the consolidated financial statements (continued)

Contract Assets

Contract assets include unbilled receivables in which the right to consideration is conditional on factors other than the passage of time. Contract assets exclude billed and billable receivables.

Contract assets, if any, are periodically reassessed based on reasonably available information as of the balance sheet date to ensure they do not exceed their net realizable value.

Contract Liabilities

Contract liabilities include advance payments received from the customer in excess of revenue (unearned revenue) that may be recognized as of the balance sheet date. The advance payment is subsequently recognized into revenue as the performance obligation is satisfied.

h.   **Income taxes**

Deferred income taxes for Northstar Technologies Group, Inc. are provided on temporary differences between consolidated financial statement and income tax reporting. Temporary differences are differences between the amounts of assets and liabilities reported for consolidated financial statement purposes and their tax basis. Deferred tax assets are recognized for temporary differences that will be deductible in future years' tax returns and for operating loss and tax credit carryforwards. Deferred tax assets are reduced by a valuation allowance if it is deemed more likely than not that some or all of the deferred tax assets will not be realized. Deferred tax liabilities are recognized for temporary differences that will be taxable in future years' tax returns.

Northstar Building Systems, LLC is treated as a partnership for federal and state income tax purposes, and is considered a disregarded entity for tax purposes as its wholly-owned by Northstar Technologies Group, Inc.

i.   **Recently issued accounting pronouncements not yet adopted**

The FASB issued ASU 2016-02, *Leases* (Topic 842), which will be effective for fiscal years beginning after December 15, 2019. In October 2019, the FASB deferred the date of adoption to fiscal years beginning after December 15, 2020. The distinction between finance leases (previously capital leases) and operating leases is substantially similar to the distinction between capital leases and operating leases in the previous leases guidance. Lessor accounting is also largely unchanged. For lessees, leases under both categories will be reported on the balance sheet as a depreciable right-to-use asset and a liability to make lease payments. The asset and liability should be initially measured at the present value of the lease payments, including payments to be made in optional periods only if the lessee is reasonably certain to exercise an option to extend the lease or not to exercise an option to terminate the lease. The asset will be depreciated and the liability will be reduced by lease payments. For leases with a term of 12 months or less**,** a lessee is permitted to make an accounting policy election not to recognize lease assets and liabilities. Management has elected not to adopt ASU 2016-02 early but is evaluating the impact of adopting the new lease standard on the Company's consolidated financial statements.

j.   Subsequent Events

Management has evaluated subsequent events for recognition or disclosure in the financial statements through the date of the independent auditor's report, which is the date these financial statements were available to be issued.

3.   CONCENTRATIONS AND CREDIT RISK

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and accounts receivable.

The Company maintains its cash in bank deposit accounts in one financial institution with aggregate balance that periodically exceed federally insured limits. The Company has not experienced any losses in such accounts and believes the Company is not exposed to any significant credit risk on cash.

One customer accounted for approximately 52% of the Company's revenue for the year ended December 31, 2021 and 100% of the billed accounts receivable balance as of December 31, 2021.

4.   CONTRACT BALANCES

Accounts receivable and contract balances from contracts with customers were as follows:

	Accounts receivable	Contract assets	Contract liabilities
Beginning of year	$ -	$ -	$ -
End of year	47,865	687,319	1,713,620

The Company expects to recognize in full the remaining contract liabilities as of December 31, 2021 as revenue in 2022.

5.   PROPERTY AND EQUIPMENT

Property and equipment consist of:

Furniture and fixtures	$	2,375
Equipment		64,135
Vehicles		17,752
Leasehold improvements		166,693
		250,955
Accumulated depreciation and amortization		(20,181)
	$	230,774

6.   LINE OF CREDIT

The Company has a line of credit outstanding with a stockholder of the Company with a borrowing limit of $150,000. The line bears interest at 6% per annum, and principal and accrued interest are due upon maturity on February 28, 2022. The line is secured by certain assets of the Company. On April 28, 2022, the line of credit was extended to December 31, 2023.

7.   CORPORATE CREDIT CARDS

The Company has various corporate credit cards with a total credit line of $99,800 as of December 31, 2021.

8.   NOTES PAYABLE

Notes payable consist of the following loans:

Lender	Original amount	Maturity date	Interest rate	Outstanding balance
Stockholder	$ 20,000	2/28/2025	8.24%	$ 16,307
Stockholder	15,020	6/28/2025	6.99%	12,177
Stockholder	25,020	12/8/2025	8.99%	21,028
Stockholder	35,000	2/17/2026	11.75%	30,458
Stockholder	15,000	2/28/2026	6.49%	12,826
Stockholder	25,000	3/28/2026	8.74%	21,974
Stockholder	25,000	4/30/2026	9.00%	21,526
Stockholder	35,000	6/14/2026	7.99%	30,055
Stockholder	60,000	2/28/2028	6.99%	54,389
Stockholder	50,176	2/28/2028	10.49%	45,953
	$ 305,216			266,693
Current portion				(49,189)
Long-term				$ 217,504

NORTHSTAR TECHNOLOGIES GROUP, INC.
Notes to the consolidated financial statements (continued)

The notes are subject to monthly installments of principal and interest. Any unpaid principal and accrued interest are due upon maturity.

Future maturities related to the loans at December 31, 2021 are as follows

Year Ending December 31	Amount
2022	$ 49,189
2023	54,316
2024	59,241
2025	56,936
2026	23,548
Thereafter	23,463
	$ 266,693

9. **DISAGGREGATED REVENUE**

The Company generates revenue primarily from construction contracts with residential and commercial customers. The following table discloses revenue by customer types. The Company believes that these categories allow for a better understanding of the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts.

Residential	$ 615,035
Commercial	-
	$ 615,035

10. **LEASES**

The Company entered into a non-cancelable operating lease agreement on January 7, 2021, which was amended on May 3, 2021. The lease commenced on November 14, 2021 and terminating on November 14, 2024. The monthly base rent started at $8,625 per month and subject to a 1% increase over the twelve-month trailing U.S. CPI, with a minimum increase of 3% and a maximum increase of 5%. The lease is subject to an additional rent for a proportionate share of common area maintenance and reimbursable expenses. The lease may be renewed once for an additional three years.

NORTHSTAR TECHNOLOGIES GROUP, INC.
Notes to the consolidated financial statements (continued)

The future minimum lease payments under the noncancelable operating lease as of December 31, 2021 are as follows:

Year ending December 31	Amount
2022	$ 101,261
2023	111,586
2024	98,095
	$ 310,942

11. INCOME TAXES

The Company has the following federal and state net operating loss carryforwards at December 31, 2021, which are available to offset future taxable income in accordance with the Internal Revenue Service regulations.

Amount	Year of expiration
$ 213,951	2041
$ 655,681	2042
$ 869,632	

Management believes that a full valuation allowance is appropriate given the current estimates of future taxable income, as well as consideration of available tax planning strategies. The ultimate realization of the net deferred tax asset is dependent upon the generation of future taxable income during periods in which temporary differences become deductible.

12. LEGAL

The Company received a complaint in July 2020 which has resulted in a civil dispute between the two parties. The Company's corporate counsel has responded to this dispute with evidence provided by the Company and expects a quick resolution resulting in a positive outcome for the Company.